Exhibit B.9: Disclosure regarding code of ethics
CIBC has adopted a Code of Conduct applicable to all its officers and employees, including CIBC’s Chief Executive Officer, Chief Financial Officer, Chief Accountant and Controller. The Code of Conduct meets the definition of a “code of ethics” (as that term is defined in General Instruction B(9)(b) of the General Instructions to Form 40-F). The Code of Conduct is available on CIBC’s website at www.cibc.com. No waivers from the provisions of the Code of Conduct were granted in the fiscal year ended October 31, 2007 to the Chief Executive Officer, Chief Financial Officer, Chief Accountant or Controller of CIBC.
In November 2007, CIBC adopted amendments to the Code of Conduct. The Code of Conduct was updated to prohibit carrying on religious beliefs and practices in a way that reflects upon CIBC as an organization or that affects other employees and to prohibit engaging in religious advocacy on CIBC premises or facilities. In addition to this change, certain other technical, administrative or non-substantive amendments were made to the Code of Conduct.